Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RECEIPT OF NASDAQ NOTIFICATION
REGARDING STOCKHOLDERS' EQUITY

Tel Aviv, December 5, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that on December 4, 2013, it received a written notification from the Listing Qualifications Department of The NASDAQ Stock Market LLC ("Nasdaq"). The notification advised the Company that since the Company's Form 6-K, filed on November 27, 2013, for the period ended September 30, 2013 reported negative stockholders’ equity of $34,561,000, the Company no longer complies with the Nasdaq Listing Rules since Nasdaq Listing Rule 5450(b)(1)(A) requires companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity. The notification also stated that the Company has until January 21, 2014, to submit to Nasdaq a plan to regain compliance with Rule 5450(b)(1)(A), and if the plan is accepted Nasdaq can grant an extension of up to 180 calendar days from the date of the notification for the Company to regain compliance.

The Company believes that upon the effectiveness of the Company's proposed restructuring of its unsecured financial debt pursuant to the proposed adjusted plan of arrangement described in the Company’s press release dated September 18, 2013 (the "Arrangement"), the Company's stockholders' equity will be equal to or greater than $10,000,000 and will comply with the requirements of Nasdaq Listing Rule 5450(b)(1)(A). The Company intends to submit to Nasdaq an explanation of the terms of the Arrangement and how upon its effectiveness the Company would regain compliance with the rule.

In the event that the Company's plan to regain compliance is not accepted or the Company does not regain compliance with the requirements of Rule 5450(b)(1)(A) by the end of the applicable compliance period, the Company's ordinary shares would be subject to delisting.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that that the Arrangement will not be approved by the Tel Aviv District Court or that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, the risk that the Company will be unable to refinance the loans owing to Bank Hapoalim, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il